Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
BR Hong Kong Limited	Hong Kong
Burning Rock Dx LLC	The United States
Beijing Burning Rock Biotech Limited	China
Guangzhou Burning Rock Biotech Limited.	China

VIE	Place of Incorporation
Burning Rock (Beijing) Biotechnology Co., Ltd.	China

Subsidiaries of the VIE	Place of Incorporation
Guangzhou Burning Rock Biotechnology Co., Ltd.	China
Guangzhou Burning Rock Medical Equipment Co., Ltd.	China
Guangzhou Burning Rock Dx Co., Ltd.	China